

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 12, 2007

Robert V. Staats
Secretary
VoIP, Inc.
12330 S.W. 53rd Street, Suite 712
Ft. Lauderdale, Florida 33330

RE: VoIP, Inc.
Revised Preliminary Schedule 14A; File No. 0-28985
Filed January 8, 2007

Dear Mr. Staats:

        We have limited our review of your preliminary Schedule 14A to disclosure related to the charter amendment proposal and related matters and have the following comments. Please revise your filing to comply with these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

1.   Please update your management and executive compensation sections to include disclosure for fiscal year 2006 and to comply with Regulation S-B Items 401, 402, 403 and 404 as recently amended.

2.   We note your Form 8-K filed on January 10, 2007 describing a private placement that involves warrants for shares of your common stock. To the extent that you currently intend to satisfy any obligations under those warrants or the private placement with issuances of common stock once proposal four is approved by stockholders, please update your disclosure in the table on page 35 and describe the private placement in the proxy statement.

*   *   *   *

As appropriate, please revise your filing and respond to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

You may contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359, or me, at (202) 551-3833, with any questions.

Sincerely,

Michele Anderson
Legal Branch Chief